December 29, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0603
Washington, D.C.  20549

Re:      Wimax EU, LTD
         Amendment No. 6 to Registration Statement on Form SB-2
         Filed December 14, 2005
         File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd ("Wimax" or the "Company"). We are in receipt of your letter dated December 21, 2005 regarding the above referenced filing and the following are our responses:

Description of Business

1. We note your comment from out letter dated December 13, 2005. Please explain why you have granted a 30-year license to Eurotech Capital Ventures to use the URLs that you have acquired from them. Please explain any restrictions on your use of the URLs because of this license. Also disclose the amount of your royalty obligation.

     Answer: The SB-2 has been revised to clarify that Eurotech does not have a 30 year license on the URL. Pursuant to the Agreement between Eurotech and the Company, the Company has agreed to pay Eurotech a royalty of 1.5% of our gross revenues for each calendar quarter for a 30 year period from the date of the Agreement. Based on same, there are no restrictions on the Company's use of the URL's since there is no license.

2. Please reconcile your deletion of the 99-year right in your response to previous comment 1 with the reference on the 99-year right in Exhibit 10.3 in the fourth amendment to your SB-2.

     Answer: A waiver of the 99 year right previously set forth in the Eurotech agreement has been filed an exhibit to the SB-2. Based upon same, there is no 99 year right.

3. Please discuss the business concept purchased from Eurotech as mentioned in your exhibits.

     Answer: This section has been revised to discuss the business concept purchased from Eurotech.

4. Please reconcile your statement on page 21 that you agreed to issue Eurotech 100,000 shares before your October 15, 2004 split with the statement in Exhibit 10.3 in the fourth amendment to your SB-2 where you apparently agree to issue 100,000 shares after the split.

     Answer: The correct agreement between the Company and Eurotech which discloses that the 100,000 shares were pre-split has been filed as an exhibit to this amendment. Therefore, the statement on page 21 is consistent with the Agreement.

Financial Statements, page F-1

Note E - Stockholders' Equity, page F-11

5. Please refer to our prior comment 3. It remains unclear to us as to how you concluded that a non-prorata stock dividend to those stockholders who own less than 2,001 shares was in substance stock split. Please note that paragraph 54 of SFAS 128 only prescribes retroactive treatment for stock dividends if they are so large that they are in effect a stock split. Please refer to ARB 43, Chapter 7B, paragraph 10, which provides guidance for dividends that are so small in comparison with shares previously outstanding that they do not have any apparent affect on the share market price. Please also note that further clarifying guidance in Topic C:
     Accounting for Stock Dividend When There is a Retained Deficit from the March 2001 Minutes of the AICPA SEC Regulations Committee.

     Answer: The financial statements and related footnotes have been revised to disclose the accounting for the non prorate stock distribution. The Company has valued the shares issued to certain stockholders at recent cash offering price and expensed the value of those shares. The Company has relied on SFAS 123 and SFAS 128. SFAS 128 requires retroactive treatment to stock splits and dividends, it assumes that the stock splits are equal and that each stockholder is in the same position they were in prior to the stock split. As the Company did not have enough authorized capital outstanding to affect the stock split and/or dividend without the waivers of the majority stockholders (those owning more then 2,001 shares), the transaction is more appropriately treated as an expense as only certain stockholders received a benefit from the transaction.

Exhibits

6. Please file complete exhibits with all attachments. For example, we note the attachments missing from exhibits 10.2 and 10.24.

     Answer: This amendment has been revised to include exhibit 10.25 which includes the Eurotech agreement, all amendments thereto as well as Schedule A as set forth in the Agreement.


Very truly yours,

ANSLOW & JACLIN, LLP


By:  /s/ Gregg E.Jaclin
---------------------------
         GREGG E. JACLIN